

January 23, 2013

Via E-mail
Terrance Ronan
Chief Financial Officer
Atlantic Power Corporation
200 Clarendon Street
Floor 25
Boston, MA 02116

> Re: **Atlantic Power Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **Form 8-K filed December 28, 2012**
> **Response dated January 15, 2013**
> **File No. 1-34691**

Dear Mr. Ronan:

We have reviewed your response dated January 15, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

24. Consolidating financial information, page F-58

1. We reviewed your response to comment 11 in our letter dated December 17, 2012. The definition of wholly-owned subsidiary at Rule 1-02(aa) of Regulation S-X includes 100%

owned subsidiaries as well as less than 100% owned subsidiaries. Please tell us your consideration of disclosing, if true, that each subsidiary guarantor is 100% owned by the parent company. Refer to Rule 3-10(i)(8) of Regulation S-X. To the extent each subsidiary guarantor is not 100% owned, please tell us why your presentation complies with Rule 3-10 of Regulation S-X.

Item 15. Exhibits and Financial Statement Schedules, page 80

Exhibit Index, page 81

2. We reviewed your response to comment 12 in our letter dated December 17, 2012. Please file the written consents of your independent registered public accounting firms pursuant to Item 601(b)(23) of Regulation S-K.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Auditors, page F-30

3. We reviewed your response to comment 11 in our letter dated December 17, 2012. Please file an audit report that includes the city and state where it was issued.

Form 8-K filed December 28, 2012

4. We note the non-cash impairment charge of approximately US$50 million that will be recognized in the fourth quarter of 2012 related to your interest in Lake Cogen, Ltd. Please tell us your consideration of providing disclosure in previous filings regarding the potential for impairment.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: John Hulburt
       Corporate Controller